Texaplex Properties, LLC
276 Washington Street #305,
Boston, MA 02108


Regulation A Offering
Filed on August 24, 2011
File No. 024-10302

January 22, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Response to Comments Issued on January 20, 2012

Dear Division of Corporation Finance,

Pursuant to the comments issued by your office on December 29, 2011, the Company has amended its Offering Circular and some of the Exhibits to address the comments by certain revision, clarifications and additional disclosures. Seven copies of the amended Offering Circular and Exhibits are accompanying this letter.

The following is an itemized list of revisions and responses addressing each of the Division's comments.

Part II – Offering Circular

Cover page

1. We note that the only defined event of default is the company's loss of title to its properties. Please advise what instrument sets forth this event of default. In this regard, we note page 30 which states, "the Subscribers will receive the instruments defining their rights as a security holder – Note of Debenture ... and Subscription Agreement ...." We have reviewed these documents and find no default provision. The document that evidences the security is required to set forth all of the terms of the security, including default provisions. We may have further comment.

Company's Response:
The Subscription Agreement is deemed to be the instrument defining the rights of a security holder. The Subscription Agreement was substantially revised and amended to include the terms of the securities outlined in the Offering Circular. While the Note of Debenture does not define the rights of the security holder, its issuance date (as stated in both Offering Circular and Subscription Agreement) constitutes the date of when the interest start accruing on the notes.

2. According to the disclosure, there is no defined event of default except loss of title to properties. It appears that the failure to pay principal and accrued interest upon maturity would not constitute default under the securities proposed to be offered. For example, risk factor 13 states, "investors must be prepared to hold their securities for an indefinite period." Also, page 24 states "the Company is planning to retire the investors' debt at the end of the 6 year maturity period." According to these disclosures, the Company is not obligated to repay principal or interest at 6 years or thereafter. Please revise the offering

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circular to fully disclose. In addition, the offering circular disclosure does not appear consistent with the note, which says the Issuer promises to pay the note holder principal and accrued interest within 30 days of the maturity date, or the legality opinion, which concludes that the securities are valid and binding obligations of the company. Please revise or advise. Further, please tell us why you believe you are offering a debt security, rather than an equity security.

Company's Response:
Risk factor 19 (formerly 13) specifies the reason why an investor "should be prepared" to hold the securities for an indefinite period. While the Company promises and anticipates to retire the investors' debt at the 6-year maturity, there is a risk that economy, market place or other conditions beyond the Company's control will cause a delay in disposition or refinancing of the properties. It is a known fact that real estate is "illiquid" investment and while the Company will strive towards timely repayment of investors' principal and interest, market conditions and other uncertainties may prevent the Company from timely repayment.

The Circular, the Subscription Agreement and the Note do impose and obligation on the Company to repay the investors' principal balance and all accrued interest within 30 days of the maturity date. The Company affirms that obligation and is anticipating fulfilling it as scheduled. However, the Company finds it prudent and responsible to warn the investors about potential risk of Company being unable to do so at anticipated timeline due to unforeseen circumstances and the Company does not find such warning to be in conflict with the Company's payment obligations.

To this respect, the Company has also revised and amended risk factor 6 (formerly 24) to advise prospective investors of the risk whereby the Company may be unable to satisfy its obligations at maturity and incorporated the reference to risk factors 6 and 19 in subsection *Maturity* (pg. 31).

The Company is offering a debt securities (not equity securities) because debt securities (such as debentures, bonds, banknotes etc.) are instruments that have basic terms (notional amount, interest rate and maturity date) defined. Equity security is an instrument that signifies an ownership position (equity) in a company, and represents a claim on its proportional share in the company's assets and profits. The prospective investors will be purchasing an instrument with predetermined interest rate and maturity date (debt) and their profits do not correlate with the Company's profits from operations and assets appreciation.

Risk Factors

3. We note your revised disclosure in response to comment three of our letter dated December 29, 2011 and we partially reissue the comment. Please relocate your Risks relating to the securities being offered to the beginning of the Risk Factors section, as they are critical to an investor's understanding of the potential investment.

Company's Response:
Per the above comment, the referenced risk factor subsection was relocated to the beginning of the list of risk factors.

Plan of Distribution, page 8

4. We note your revised disclosure in response to comment four of our letter dated December 29, 2011 and we reissue the comment. To the extent that either or both intends to rely on an exemption (e.g., Rule

3a4-1 under the Securities Exchange Act of 1934, as amended) please specify the facts that make Exchange Act Rule 3a4-1 an available exemption to AFA Investments, LLC, Mr. Addivinola and Ms. Chuvilina. In this regard, we continue to note your general statements such as the associated persons "meet the conditions A, B and C of paragraph (a)4(ii) and conditions A, B and C of paragraph (a)4(iii)."

Company's Response:
The referenced above disclosure was revised and amended to specify more facts that make the Rule an available exemption to AFA Investments, LLC, Mr. Addivinola and Ms. Chuvilina. In addition to meeting requirement of paragraphs (a)1, (a)2 and (a)3, Rule requires the associated persons to meet the conditions of any one paragraph (a)4(i), (a)4(ii), or (a)4(iii). The revised disclosure specifies the conditions of paragraph (a)4(iii) where the associated persons limit their participations to outlined activities. See subsection *Direct Offering by the Company* (pg. 10).

Commencement and Termination, page 8

5. We note your revised disclosure in response to comment five of our letter dated December 29, 2011. In particular, we note that you "reserve the right to extend the termination date beyond [the] 12 months period by [an] additional 120 days if the minimum of $1,000,000 has been reached by that period." Please revise your disclosure to clarify when you may extend the termination date.

Company's Response:
Per the above comment, the disclosure regarding the extension of offering termination was revised and amended to clarify when the Company may elect to extend the termination date. See paragraph four of the cover page and subsection *Commencement and Termination* (pg. 10).

Exhibits

Exhibit 5.01 – Legality Opinion

6. Please revise your legality opinion to conform the opinion to the changed terms of the offering which indicates there a minimum purchase of two securities per subscriber.

Company's Response:
Legality opinion is revised and amended to reflect the correct minimum securities purchase.

7. We note you state that the "debt securities ... will constitute valid and binding obligations of the Company enforceable against the Company in accordance with their terms ...." We also note that many of the terms described in the offering circular regarding the debt securities are not addressed in either the Note or the Subscription Agreement. Supplementally advise us how you determined those terms were enforceable against the company. Additionally provide us with the documents that provide for the debt security terms not included in either the Note or the Subscription Agreement. We may have additional comments.

Company's Response:
The response to this comment originates from the response to comment 1. The Subscription Agreement was substantially revised and amended to include terms of the securities described in the Offering Circular.

Enforceability
Once an investor and the Company execute the Subscription Agreement, they create a binding contract. Contract is an agreement between two or more parties where parties take on obligations to do (or to refrain from doing) certain things in exchange for consideration. If one

party fails to fulfill its obligations under the terms of the agreement, another party (or parties) can enforce the agreement in the courts of law.

Additional Note from the Company
The Company would like to bring to the Division's attention several changes within the Company's strategy regarding the purchase of real estate. Since the creation of the original Offering Circular until present period, the Company has done additional research into types of properties to be acquired. The Executive Officers of the Company visited the markets where the Company is anticipating purchasing multifamily properties (Houston and Dallas metropolitan areas), viewed multiple properties within different asset classes and submarkets, and communicated with local industry professionals (brokerage, finance and property management). This research has resulted in some changes to items such as: number of properties to be acquired, per unit price, acquisition costs, capital reserves, down payment and anticipated loan amounts. However, these changes did not result in modifications of terms of the securities for the prospective investors.

The Issuer:
Texaplex Properties, LLC

Signed by:

Frank J. Addivinola, Jr., CEO, CFO, Director

Angelica Chuvilina, COO, Director